Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

Announcement Content 7/15/2021

Aurora LinkedIn:

6:00AM PT: We’re excited to share an exciting milestone for our road ahead. Through a merger with Reinvent Technology Partners Y, we’re planning to be a public company. [Link to press release]

7:00AM PT: We’re gearing up to make passenger and freight mobility safer, more efficient, and more reliable than ever #auroramilestones https://www.youtube.com/watch?v=rNgZBEKEpX8

7:30AM PT: Join Chris Urmson, Sterling Anderson, Mark Pincus and Michael Thompson in conversation with Bob Safian to hear more on how Aurora is commercializing self driving. Listen in at 8AM PST/11AM EST: aurora.tech/IR

10:00AM PT: A letter from our founders and industry luminaries @Chris Urmson, @Sterling Anderson, and @Drew Bagnell about this big step in our journey toward bringing the Aurora Driver to market: https://aurora.tech/blog/a-letter-from-our-founders-to-our-shareholder

Aurora Twitter:

6:00AM PT: We’re excited to share an exciting milestone for our road ahead. Through a merger with Reinvent Technology Partners Y, we’re planning to be a public company. [link to press release]

7:00AM PT: We’re gearing up to make passenger and freight mobility safer, more efficient, and more reliable than ever #auroramilestones https://www.youtube.com/watch?v=rNgZBEKEpX8

7:30AM PT: Join @Chris_Urmson, @Sterling_A, @MarkPinc, and Michael Thompson in conversation with @rsafian to hear more on how Aurora is commercializing self driving. Listen in at 8AM PST/11AM EST: aurora.tech/IR

10:00AM PT: Aurora was started to accelerate the path to a self-driving future. Today is an exciting step towards our mission. https://aurora.tech/blog/a-letter-from-our-founders-to-our-shareholder

Aurora Instagram:

6am PT: We’re excited to share an exciting milestone for our road ahead. Through a merger with Reinvent Technology Partners Y, we’re planning to be a public company. #auroramilestones [insert video]

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.